



19008112

SECUR
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services, Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Financial Statements and Supplementary Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5

March 1, 2019

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2018 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2018 and supplementary schedules will promptly be made available to Citicorp Securities Services, Inc. members and allied members whose signatures do not appear below.

Thomas Regazzi
President and Chief Executive Officer

Ramsey Saliba
Chief Financial Officer

RICHARD BUCKLEY
Notary Public, State of New York
No. 01BU5036552
Qualified in Westchester County
Commission Expires November 28, 2022

Notary Public

Subscribed and sworn to before me this
1st day of March 2019

Contents

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Operations.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity.
X	(f)	Statement of Changes in Subordinated Indebtedness.
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
__	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
__	(m)	A copy of the SIPC Supplemental Report.
__	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
__	(o)	Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.
__	(p)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CITICORP SECURITIES SERVICES, INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citicorp Securities Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, changes in subordinated indebtedness, and cash flows for the year then ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.


KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 1, 2019

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2018

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	184,405
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		15,876,670
Deposits paid for securities borrowed		1,596,301
Other assets		6,791
Total assets	$	17,666,676
Liabilities and Stockholder's Equity		
Obligations to return securities received as collateral, at fair value	$	15,876,670
Deposits received from securities loaned		1,596,301
Payables and accrued liabilities		12,339
Total liabilities		17,485,310
Subordinated indebtedness		75,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		67,940
Total stockholder's equity		106,366
Total liabilities and stockholder's equity	$	17,666,676

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Operations

Year ended December 31, 2018

(In thousands)

Revenues:		
Interest income	$	99,134
Interest expense		95,936
Revenues, net of interest expense		3,198
Noninterest expenses:		
Brokerage, clearing and exchange fees		474
Other operating and administrative		447
Total noninterest expenses		921
Income before income taxes		2,277
Provision for income taxes		1,024
Net income	$	1,253

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Changes in Stockholder's Equity

Statement of Changes in Subordinated Indebtedness

Year ended December 31, 2018

(In thousands)

Statement of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2017	$ 1	38,425	66,687	$ 105,113
Net income	—	—	1,253	1,253
Balance, December 31, 2018	$ 1	38,425	67,940	$ 106,366

Statement of Changes in Subordinated Indebtedness

	Balance December 31, 2017	Additions	Repayments	Balance December 31, 2018
Subordinated indebtedness - Citigroup	$ 75,000	—	—	$ 75,000

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Cash Flows

Year ended December 31, 2018

(In thousands)

Cash flows from operating activities:		
Net income	$	1,253
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax asset		88
Changes in operating assets and liabilities:		
(Increase)/decrease in operating assets:		
Securities received as collateral, at fair value		(958,521)
Deposits paid for securities borrowed		1,473,925
Other assets		(5,446)
Increase/(decrease) in operating liabilities:		
Deposits received for securities loaned		(1,473,925)
Obligations to return securities received as collateral, at fair value		958,521
Payables and accrued liabilities		(5,855)
Net cash used in operating activities		(9,960)
Net decrease in cash and cash equivalents		(9,960)
Cash and cash equivalents at beginning of year		194,365
Cash and cash equivalents at end of year	$	184,405
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	97,573
Cash paid during the year for income taxes	$	5,128

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents consist solely of cash held in a third party bank.

(d) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions when the transaction involves the exchange of cash.

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. Fees paid or received for all securities lending and borrowing transactions are recorded in "Interest expense" or "Interest and dividend income" at the contractually specified rate. The Company monitors the fair value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(e) Securities Received as Collateral and Obligations to Return Securities Received as Collateral, at Fair Value

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition representing the securities received and a liability for the same amount representing the obligation to return those securities.

(In thousands)

(f) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of Provision for income taxes.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which set forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). SAB 118 provided guidance where the accounting under ASC 740 was incomplete for certain income tax effects of Tax Reform, at the time of the issuance of an entity's financial statements for the period in which Tax Reform was enacted (provisional items). The Company disclosed several provisional items recorded as part of its $18 thousand fourth quarter 2017 benefit related to Tax Reform.

The Tax Reform introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated U.S. federal income tax group parented by Citigroup ("consolidated group") of which the Company is a member. Thus, like all members of the consolidated group, the Company is not an applicable taxpayer under federal income tax law. The Company's ASC 740 policy for determining whether it is an applicable taxpayer for BEAT purposes is by looking to federal income tax law which makes the determination at the consolidated group level. BEAT did not affect the Company's 2018 tax provision either directly or through the tax sharing agreement with Citigroup.

(In thousands)

The Company completed its accounting for Tax Reform under SAB 118 during the fourth quarter of 2018 and recorded a one-time, non-cash tax charge of approximately $12 thousand in Provision for income taxes related to amounts that were considered provisional pursuant to SAB 118.

Also, the Company has made a policy election to account for taxes on GILTI as incurred.

See Note 5 to the Consolidated Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2018, the Company's net capital of $179,785 exceeded the minimum requirement by $179,535.

(3) Collateral and Pledged Assets

At December 31, 2018, the approximate fair value of collateral received by the Company that may be resold or repledged, was $33.3 billion. This collateral was received in connection with securities borrowings of $17.5 billion and securities loans of $15.9 billion. At December 31, 2018, a substantial portion of the collateral received by the Company had been repledged in connection with securities borrowings and loans.

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statements of Financial Condition and Operations as of and for the year ended December 31, 2018.

(In thousands)

Assets:		
Deposits paid for securities borrowed	$	1,596,301
Total assets		1,596,301
Liabilities:		
Payables and accrued liabilities		4,528
Total liabilities		4,528
Subordinated indebtedness		75,000
Revenues:		
Interest income		2,795
Total revenues		2,795
Expenses:		
Interest expense		95,891
Other operating and administrative		428
Total expenses		96,319

(a) Subordinated Indebtedness

The Company has a $200 million subordinated revolving credit agreement with Citicorp LLC (Citicorp). Citicorp is a direct wholly owned subsidiary of Citigroup. Effective March 22, 2017, Citigroup assigned the subordinated revolving credit agreements to Citicorp, whereby Citicorp is bound by all of the terms and conditions of the agreements in the stead of Citigroup. At December 31, 2018, there is $75,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a rate agreed upon by both parties and has a maturity date of June 30, 2028 at December 31, 2018. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2018. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(b) Collateralized Financing Agreements

At December 31, 2018, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(c) Interest

The Company recorded interest expense of $93,151 and interest revenue of $2,795 relating to the collateralized financing transactions with affiliates. Payables and accrued liabilities include $4,528 owed to affiliate for interest. The Company also recorded interest expense of $2,740 relating to the subordinated indebtedness with Citicorp.

(d) Other Operating and Administrative Expenses

Other operating and administrative expenses include $428 of expenses from affiliates for shared services and charges.

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdiction in which it operates. Company's U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

(In thousands)

The components of income taxes reflected in the statement of income are:

Current tax provision:	
U.S. federal	$ 244
State & Local	692
Total current tax provision	936
Deferred tax provision:	
U.S. federal	(3)
State & Local	91
Total deferred tax provision	88
Provision for income tax	$ 1,024

The following is a reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate applicable to net income before tax for the year ended December 31, 2018:

Statutory U.S. federal income tax rate for corporations	21.00%
Impact of:	
State income taxes, net of federal benefit	26.65%
Tax advantaged income	-0.19%
Federal allocation adjustment	-3.03%
Effect of tax law changes	0.52%
Other	0.03%
Effective tax rate	44.98%

(In thousands)

Deferred income taxes at December 31, 2018 related to the following:

Deferred tax assets:	
Allocated deferred state taxes	$ 516
Fixed assets	-
Tax carry forwards	-
Other deferred tax assets	86
Total deferred tax assets	602
Deferred tax liabilities:	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$ 602

The Company has no valuation allowance on deferred tax assets at December 31, 2018. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

(In thousands)

The securities borrowing and lending agreements are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

	As of December 31, 2018				
	Gross amounts of recognized assets / (liabilities)	Gross amounts offset on the Statement of Financial Condition (1)	Net amounts of assets included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	Net amounts (2)
Securities borrowed	$1,596,301	$ —	$1,596,301	$ —	$1,596,301
Securities loaned	(1,596,301)	—	(1,596,301)	—	(1,596,301)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.
(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2018:

	Open and overnight	Total
Deposits received for securities loaned	$ 1,596,301	$ 1,596,301

(In thousands)

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2018:

	Securities Lending Agreements	Total
US listed equity securities	$ 1,596,301	$ 1,596,301

(7) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets. The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2018.

(In thousands)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets:				
US listed equity securities	$ 15,809,940	$ -	$ 27	$ 15,809,967
Debt securities	$ -	$ 66,703	$ -	$ 66,703
Securities received as collateral, at fair value	$ 15,809,940	$ 66,703	$ 27	$ 15,876,670
Liabilities:				
US listed equity securities	$ 15,809,940	$ -	$ 27	$ 15,809,967
Debt securities	$ -	$ 66,703	$ -	$ 66,703
Obligations to return securities received as collateral, at fair value	$ 15,809,940	$ 66,703	$ 27	$ 15,876,670

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2018.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

(In thousands)

	December 31, 2018		Estiamted fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Deposits paid for securities borrowed	$ 1,596,301	$ 1,596,301	$ -	$ 1,596,301	$ -
Other financial assets (1)	$ 193,045	$ 193,045	$ -	$ 193,045	$ -
Liabilities:					
Deposits received for securities loaned	$ 1,596,301	$ 1,596,301	$ -	$ 1,596,301	$ -
Other financial liabilities (2)	$ 4,528	$ 4,528	$ -	$ -	$ 4,528

(1) Includes cash and cash equivalents, and cash deposited with clearing organizations on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes other financial instruments included in *Payables and accrued liabilities* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(8) Concentrations of Credit Risk

At December 31, 2018, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through March 1, 2019, which is the date these financial statements were issued. No such transactions required recognition in the financial statements for the year ended December 31, 2018.

CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission
December 31, 2018

(in thousands)

Net Capital:	
Total stockholder's equity	$ 106,366
Add:	
Subordinated debt	75,000
Total capital and allowable subordinated liabilities	181,366
Deductions and/or charges:	
Non-allowable assets:	
Other	609
Other deductions	972
Total deductions and/or charges	1,581
Net capital	179,785
Computation of alternative net capital requirement:	
Minimum net capital requirement	250
(Greater of $250 or 2% aggregate debit items)	
Excess net capital	179,535
Net capital in excess of 5% of combined aggregate debit items or 120%	179,485

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of Net Capital and that reported in the Company unaudited FOCUS Form X-17A-%, Part II, as filed on January 25, 2019.

See accompanying Report of Independent Registered Accounting Firm.

Schedule II

CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Computation for Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements and Computation of PAB Reserve Requirements Pursuant to Rule 15c3-3 of the Securities & Exchange Commission

December 31, 2018

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 due to the exempted provisions of Paragraph (k)(2)(ii) of the rule.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citicorp Securities Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.


KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 1, 2019

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2018

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	184,405
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		15,876,670
Deposits paid for securities borrowed		1,596,301
Other assets		6,791
Total assets	$	17,666,676
Liabilities and Stockholder's Equity		
Obligations to return securities received as collateral, at fair value	$	15,876,670
Deposits received from securities loaned		1,596,301
Payables and accrued liabilities		12,339
Total liabilities		17,485,310
Subordinated indebtedness		75,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		67,940
Total stockholder's equity		106,366
Total liabilities and stockholder's equity	$	17,666,676

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents consist solely of cash held in a third party bank.

(d) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions when the transaction involves the exchange of cash.

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. Fees paid or received for all securities lending and borrowing transactions are recorded in "Interest expense" or "Interest and dividend income" at the contractually specified rate. The Company monitors the fair value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(e) Securities Received as Collateral and Obligations to Return Securities Received as Collateral, at Fair Value

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition representing the securities received and a liability for the same amount representing the obligation to return those securities.

(f) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of Provision for income taxes.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(In thousands, except share information)

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which set forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). SAB 118 provided guidance where the accounting under ASC 740 was incomplete for certain income tax effects of Tax Reform, at the time of the issuance of an entity's financial statements for the period in which Tax Reform was enacted (provisional items).

The Tax Reform introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated U.S. federal income tax group parented by Citigroup ("consolidated group") of which the Company is a member. Thus, like all members of the consolidated group, the Company is not an applicable taxpayer under federal income tax law. The Company's ASC 740 policy for determining whether it is an applicable taxpayer for BEAT purposes is by looking to federal income tax law which makes the determination at the consolidated group level. BEAT did not affect the Company's 2018 tax provision either directly or through the tax sharing agreement with Citigroup.

Also, the Company has made a policy election to account for taxes on GILTI as incurred.

See Note 5 to the Consolidated Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2018, the Company's net capital of $179,785 exceeded the minimum requirement by $179,535.

(3) Collateral and Pledged Assets

At December 31, 2018, the approximate fair value of collateral received by the Company that may be resold or repledged, was $33.3 billion. This collateral was received in connection with securities borrowings of $17.5 billion and securities loans of $15.9 billion. At December 31, 2018, a substantial portion of the collateral received by the Company had been repledged in connection with securities borrowings and loans.

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statement of Financial Condition as of December 31, 2018.

(In thousands, except share information)

Assets:		
Deposits paid for securities borrowed	$	1,596,301
Total assets		1,596,301
Liabilities:		
Payables and accrued liabilities		4,528
Total liabilities		4,528
Subordinated indebtedness		75,000

(a) Subordinated Indebtedness

The Company has a $200 million subordinated revolving credit agreement with Citicorp LLC (Citicorp). Citicorp is a direct wholly owned subsidiary of Citigroup. Effective March 22, 2017, Citigroup assigned the subordinated revolving credit agreements to Citicorp, whereby Citicorp is bound by all of the terms and conditions of the agreements in the stead of Citigroup. At December 31, 2018, there is $75,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a rate agreed upon by both parties and has a maturity date of June 30, 2028 at December 31, 2018. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2018. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(b) Collateralized Financing Agreements

At December 31, 2018, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(c) Interest

Payables and accrued liabilities include $4,528 owed to affiliate for interest.

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdiction in which it operates. Company's U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

(In thousands, except share information)

Deferred income taxes at December 31, 2018 related to the following:

Deferred tax assets:		
Allocated deferred state taxes	$	516
Fixed assets		-
Tax carry forwards		-
Other deferred tax assets		86
Total deferred tax assets		602
Deferred tax liabilities:		
Other deferred tax liabilities		-
Total deferred tax liabilities		-
Net deferred tax asset	$	602

The Company has no valuation allowance on deferred tax assets at December 31, 2018. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by

(In thousands, except share information)

the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

The securities borrowing and lending agreements are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

	As of December 31, 2018				
	Gross amounts of recognized assets / (liabilities)	Gross amounts offset on the Statement of Financial Condition [1]	Net amounts of assets included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	Net amounts [2]
Securities borrowed	$1,596,301	$ —	$1,596,301	$ —	$1,596,301
Securities loaned	(1,596,301)	—	(1,596,301)	—	(1,596,301)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2018:

	Open and overnight	Total
Deposits received for securities loaned	$ 1,596,301	$ 1,596,301

(In thousands, except share information)

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2018:

	Securities Lending Agreements	Total
US listed equity securities	$ 1,596,301	$ 1,596,301

(7) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets. The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2018.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(In thousands, except share information)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets:				
US listed equity securities	$ 15,809,940	$ -	$ 27	$ 15,809,967
Debt securities	$ -	$ 66,703	$ -	$ 66,703
Securities received as collateral, at fair value	$ 15,809,940	$ 66,703	$ 27	$ 15,876,670
Liabilities:				
US listed equity securities	$ 15,809,940	$ -	$ 27	$ 15,809,967
Debt securities	$ -	$ 66,703	$ -	$ 66,703
Obligations to return securities received as collateral, at fair value	$ 15,809,940	$ 66,703	$ 27	$ 15,876,670

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2018.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(In thousands, except share information)

	December 31, 2018		Estiamted fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Deposits paid for securities borrowed	$ 1,596,301	$ 1,596,301	$ -	$ 1,596,301	$ -
Other financial assets (1)	$ 193,045	$ 193,045	$ -	$ 193,045	$ -
Liabilities:					
Deposits received for securities loaned	$ 1,596,301	$ 1,596,301	$ -	$ 1,596,301	$ -
Other financial liabilities (2)	$ 4,528	$ 4,528	$ -	$ -	$ 4,528

(1) Includes cash and cash equivalents, and cash deposited with clearing organizations on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes other financial instruments included in *Payables and accrued liabilities* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(8) Concentrations of Credit Risk

At December 31, 2018, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through March 1, 2019, which is the date these financial statements were issued. No such transactions required recognition in the financial statements for the year ended December 31, 2018.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

We have reviewed management's statements, included in the accompanying Citicorp Securities Services, Inc. Exemption Report (the Exemption Report), in which (1) Citicorp Securities Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
March 1, 2019

388 Greenwich Street
New York, NY 10013



Citicorp Securities Services Inc.'s Exemption Report

Citicorp Securities Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) (ii) from January 1, 2018 through December 31, 2018 without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Regazzi
Chief Executive Officer

Ramsey Saliba
Chief Financial Officer

March 1, 2019